Exhibit 1.01 - Conflict Minerals Report (CMR)

Conflict Minerals Report of Eni SpA

Section 1: Introduction and Company Overview

This is the Conflict Minerals Report of Eni SpA (herein referred to as "Eni", the "Company", "we", "us", or "our") for calendar year 2016 in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 ("Rule 13p-1").

Our products and business segments or subsidiaries under the scope of the statute are described in Form SD.

Section 2: Due diligence framework

In accordance with Rule 13p-1, we undertook due diligence efforts on the source and chain of custody of the Necessary Conflict Minerals in our products, as described in Form SD. We acknowledge the due diligence framework as set forth in the internationally recognized Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Framework") of the Organization for Economic Cooperation and Development (OECD) and we are designing and implementing our due diligence measures accordingly.

Section 3: Due diligence approach

Eni’s due diligence efforts for 2016 included the following five steps:

Step 1: Establish company management systems

•	Conflict Minerals team

We have established a cross functional Conflict Minerals project team comprising executive level management with coordinators from each business unit involved, to direct the overall efforts of the Conflict Minerals compliance program. The Company’s CFO (Chief Financial Officer) has sponsored this team and the compliance program has been approved by the Company’s highest management committees, which include the heads of Eni’s business units and central departments. Our only business segment involved in the program has also established a team responsible for conducting, supervising and coordinating all relevant activities at divisional level and reporting to the Group’s management team regarding the results of the activities performed. Finally, we have adopted internal, Group-level procedures and rules so as to raise awareness about our intention to establish a responsible supply chain and in order to establish Group guidelines on how to design and conduct a due diligence on conflict minerals.

•	Conflict Minerals policy

We have established and periodically update a policy with respect to the sourcing of minerals from the Covered Countries and published this Group policy on our external website at http://www.eni.com/en_IT/sustainability/integrity-human-rights/human-rights-in-the-supply-chain.page. In this policy we confirm our commitment to corporate sustainability and respecting and promoting human rights in our operations and the activities performed by our Business Partners. This policy is reviewed annually by our senior management team in charge of promoting the Conflict Minerals program.

•	Supplier engagement

Eni has in place guidelines, procedures and standard contractual terms & conditions that, among other things, require compliance with human rights framework as a prerequisite for qualification to do business with Eni and with the Eni Code of Ethics and Human Rights Guidelines as contractual obligations towards Eni. Our standard contractual terms and conditions regarding the supply of products that contain or may contain conflict minerals include binding and clear-cut requirements regarding conflict minerals and responsible sourcing. Our suppliers are required to maintain procedures reasonably designed to ensure that any conflict minerals sold to Eni are sourced in accordance to the principle of a responsible supply chain, and are required to promptly notify us in case of any breaches of this covenant. No such notifications have been received so far. We have increased efforts to explain to our suppliers the importance to Eni of their collaboration and commitment to our compliance program. All of our high-risk suppliers were advised on how to fill the RCOI questionnaire, which were returned to us substantially completed. We are engaging with our high-risk suppliers to promote tracing of their supply chain for the purpose of identifying the County of origin of our necessary conflict minerals and the mines where they were sourced with the greatest level of specificity.

•	Grievance mechanism

Eni has in place a procedure for reporting any violation of our guidelines on the respect of human rights and/or other part of our compliance program via a whistle blowing mechanism whereby alleged violations can be reported to Eni via existing grievance channels for ethics or compliance violations via our external website at http://www.eni.com/portal-forms/tools/processSegnalazione.do?locale=en_IT.

Step 2 and Step 3: Identify, assess and respond to risks in the supply chain

To identify, assess and respond to risks in the supply chain, we undertook the following measures:

•	We conducted a supply chain survey, which involved all of our high-risk suppliers as described in Form SD. This survey was based on the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative Conflict Minerals Reporting Template.

•	The responses received from our suppliers about the country of origin of the Necessary Conflict Minerals provided to us were reviewed to assess their reliability.

•	Our segment team subjected survey responses to due diligence measures when we had reason to believe that suppliers may have provided Necessary Conflict Minerals that originated from the Covered Countries and that were not from recycled or scrap sources. All of the surveyed suppliers provided us with information about all or part of the smelters, that were used in the supply chain. We have no reasons to believe that the responses provided to us were inaccurate.

•	We requested suppliers who sent us incomplete or inconsistent responses to review the questionnaire providing them the necessary assistance on how to complete the questionnaire.

•	Our executive management team in charge of the Conflict Minerals program was informed of the nature and overall risk of supplier responses received. Management reporting materials were prepared summarizing the results of the risk assessment process.

Step 4: Carry out independent third-party audit of smelter/refiner due diligence practices

We do not have any direct relationship with any smelter or refinery in our supply chain. Furthermore, we did not perform or direct audits of smelters and refiners in 2016. In our due diligence efforts we will consider utilizing cross-industry initiatives such as those led by the Electronics Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) such as the Conflict Free Smelter Initiative (CFSI) to conduct smelter and refiner due diligence. In the future, we will also explore other options.

Step 5: Report annually on supply chain due diligence

In accordance with OECD Guidance and the SEC Final Rule, this report and the associated Form SD are available online at http://www.eni.com/en_IT/sustainability/integrity-human-rights/human-rights-in-the-supply-chain.page.

Section 4: Due diligence results

As a downstream consumer of conflict minerals, we rely on our suppliers to gather information about smelters and refiners that processed the Necessary Conflict Minerals contained in the specific products or components that the suppliers provided to Eni. We believe that we made progress in our due diligence efforts in 2016 in order to trace the supply chain for our Necessary Conflict Minerals.

In the Refining & Marketing business, we surveyed all of our suppliers of Necessary Conflict Minerals and we obtained responses from each of them. All of our suppliers informed us that they have adopted company-level policies for the responsible sourcing of Conflict Minerals. The responses received from suppliers were at company level and were not specific to conflict minerals supplied to us. Our suppliers provide us with sufficient information to be able to identify almost all of the smelters where they procured conflict minerals: (i) 3 out of 4 of those suppliers represented to us that they sourced the minerals from smelters that are certified smelters with the CFSI program. One of these suppliers, who is a US filer, disclosed in its form SD report for calendar year 2016 that they have no reason to believe that their necessary conflict minerals were sourced in the Covered Countries; (ii) 1 out of 4 of our suppliers represented to us in the past that while most of the smelters where they procured tin and tungsten were certified, they were unable to trace their entire supply chain of tin and tungsten. Accordingly, at this stage, with regard to all of our suppliers of conflict minerals in the Refining & Marketing business, we are able to determine almost in full which specific smelters or refineries were part of the supply chain of the components that we used to manufacture products in 2016. However, we were not provided with a conclusive determination about the countries of origin of all of our Necessary Conflict Minerals, or whether they all originated from recycled or scrap sources.

See Annex I for a list of smelters or refiners where Necessary Conflict Minerals supplied to us in 2016 were sourced identified by our suppliers.

Section 5: Continuous improvement efforts to mitigate risk

We intend to take the following steps to improve the number and quality of supplier responses in the near future and to mitigate any risk that the Necessary Conflict Minerals used in our products may benefit armed groups:

•	strengthen engagement with our high-risk suppliers in order to obtain conclusive information about the countries of origin of our Necessary Conflict Minerals. We made progress in engaging with these suppliers in 2016 and we intend to increase our collaboration with them going forward by continuously sharing information and by tracing the supply chain;

•	work with suppliers who provided responses containing red flags, including non-responsive suppliers, by helping them understand the importance of this initiative to Eni and by encouraging their participation also by providing them explanatory materials. We will also evaluate disengaging consistently reticent and non-collaborative suppliers;

•	continue to train our suppliers of conflict minerals providing them written explanations, reports, instructions and engaging in training sessions that cover the legal background for this matter and the importance of ethical sourcing to us;

•	continue to raise awareness both internally and with our high-risk suppliers about Eni’s commitment to fully trace the entire supply chain back to the countries of origin of our Necessary Conflict Minerals;

•	continue to support responsible in-region mineral sourcing from the Covered Countries in order to not negatively affect the economies of such countries. We will seek not to eliminate conflict minerals originating in the Covered Countries but rather to obtain conflict minerals from sources that do not benefit armed groups in the region;

•	evaluate collaboration with other operators and industry working groups in order to share information, processes and methodologies for tracing the supply chain;

•	evaluate participation in other joint initiatives based on the literature produced by the Electronics Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), which supports the responsible sourcing of minerals through the development of a Conflict-Free Smelter (CFS) program;

•	consider performing a due diligence of any given smelter should our supply chain findings lead to a non-certified smelter or refiner; and

•	reiterate assessment process of our product portfolio and suppliers to obtain a complete map of Eni’s areas of risks.

Section 6: Independent audit

In accordance with the requirements of Form SD, as currently modified by the guidance set forth in the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, Eni has not obtained an independent private sector audit of its due diligence process.

Safe harbor statement

Certain disclosures contained herein contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, plans, forecasts, and projections about Eni’s future due diligence steps and procedures. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", "evaluates" variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.

Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the US SEC.

Annex 1

Subject Mineral	Smelter or Refiner Name	Country location of Smelter or Refiner	Comment
Tin	EM Vinto	Bolivia	CFSI Certified
Tin	Metallo Chimique	Belgium	CFSI Certified
Tin	Mineração Taboca SA	Brazil	CFSI Certified
Tin	Minsur	Peru	CFSI Certified
Tin	PT Timah	Indonesia	CFSI Certified
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	CFSI Certified
Tin	White Solder Metalurgia e Mineração Ltda	Brazil	CFSI Certified
Tin	Yunnan Tin Group (Holding) Co Ltd	China	CFSI Certified
Tungsten	Fujian Jinxin Tungsten Co, Ltd	China	CFSI Certified
Tungsten	Ganzhou Huaxing Tungsten Products Co, Ltd	China	CFSI Certified
Tungsten	Ganzhou Seadragon W & Mo Co, Ltd	China	CFSI Certified
Tungsten	Global Tungsten & Powders Corp	United States	CFSI Certified
Tungsten	H.C. Starck GmbH	Germany	CFSI Certified
Tungsten	H.C. Starck Smelting GmbH & Co KG	Germany	CFSI Certified
Tungsten	Jiangwu H.C. Starck Tungsten Products Co, Ltd	China	CFSI Certified
Tungsten	Jiangxi Gan Bei Tungsten Co, Ltd	China	CFSI Certified
Tungsten	Jangxi Tonggu Non-ferrous Metallurgical & Chemical Co, Ltd	China	CFSI Certified
Tungsten	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing Llc	Vietnam	CFSI Certified